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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35-120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstr. 20
(No. and Street)

69117 Heidelberg, Germany
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 011-49-6221-23597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105, Stuttgart, Germany 70190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT A. SICKELS
SSG, US ARMY
PARALEGAL NCO
COMM INDEF 10USC1044A

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integrated Financial Planning Services
Audited Balance Sheet

	Dec 31, '08
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	203,091.98
102 · Commerzbank	-5,735.67
111 · M & T Special Acct	249.05
Total Checking/Savings	197,605.36
Accounts Receivable	
1200 · Accounts Receivable	2,691.14
Total Accounts Receivable	2,691.14
Other Current Assets	
104 · Acct Rec - Other	13,281.25
106 · Acct Rec - Reps Comms	4,244.35
109 · Acct Rec - AETNA	-1,261.57
110 · NASD Cash Account	1,201.85
113 · Acct Rec MF Commissions	109,019.00
132 · Prepaid Renewal Fees	8,767.50
133 · Prepaid Insurance	2,298.00
Total Other Current Assets	137,550.38
Total Current Assets	337,846.88
Fixed Assets	
140 · Furniture & Equipment	79,906.32
150 · A/D - Furn & Equip	-75,076.87
Total Fixed Assets	4,829.45
TOTAL ASSETS	**342,676.33**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · AP Representatives	2,669.13
205 · Accounts Payable	4,780.79
208 · Taxes Payable	2,061.92
210 · Comm. Payable	87,215.20
Total Other Current Liabilities	96,727.04
Total Current Liabilities	96,727.04
Total Liabilities	96,727.04
Equity	
300 · Owners Equity	6,917.81
3000 · Opening Bal Equity	261,546.74
310 · Owners Draw	-36,895.54
311 · Owner's Contibution	23,358.87
Net Income	-8,978.59
Total Equity	245,949.29
TOTAL LIABILITIES & EQUITY	**342,676.33**

Integrated Financial Planning Services
Audited Profit & Loss

		Jan - Dec '08
Ordinary Income/Expense		
Income		
404 · Rev - Life Insurance		172,715.40
405 · Rev - MF Commissions		1,104,256.99
406 · Rev -Muncipal Funds - 529 Plans		3,126.48
410 · Rev - FINRA Fees		
Cont. Ed. Fee	1,785.00	
Disclosure Fee	120.00	
Fingerprint Fee	681.00	
Registration	1,420.00	
Series 24 Exam	85.00	
Series 6 Exam	100.00	
Series 63 Exam	425.00	
State Regis Fee	640.00	
Termination Fee	660.00	
Total 410 · Rev - FINRA Fees		5,916.00
413 · Rev - Comp. Review		2,100.00
414 · Advisor Mail Fees		8,400.89
415 · Rev - Bonding Fees		2,280.00
416 · Annual Registration Fee		3,000.00
417 · Rev - Bus Card,Supp,Admin,etc		793.00
420 · Rev - Investment Fair		7,672.00
430 · Rev - Group Health Plan		4,734.04
Total Income		1,314,994.80
Expense		
501 · Admin Fees		
Compliance	41,500.00	
FINRA Administration	9,032.06	
General	1,912.00	
Supervisory Reviews	1,700.00	
Total 501 · Admin Fees		54,144.06
502 · Accounting Fees		57,600.00
505 · Advertising		5,818.23
506 · Audit Expense		1,200.00
510 · Auto Expense		
Gas	2,204.18	
Parking	696.51	
Registration	31.25	
Service	4,277.40	
Total 510 · Auto Expense		7,209.34
512 · Bank Service Charges		1,151.39
514 · Commissions-Side Charges		753.67
515 · MF Commission Reps		880,849.01
516 · Supervisory Overrides		22,791.28
517 · Depreciation		4,373.69
519 · Labor - Financial Operations		
Gray, Kathy A	15,610.92	
Taxes - Employer	0.00	
Total 519 · Labor - Financial Operations		15,610.92
520 · Labor - Heidelberg Office		
Manbeck, Christi	20,643.46	
Reinking, Justin	8,036.54	
Taxes - Lohnsteuer	5,563.58	
Total 520 · Labor - Heidelberg Office		34,243.58
521 · Membership Dues		662.80
522 · Subscriptions		536.52
524 · Meals & Entertainment		17,541.55
528 · Conference Fees		1,705.00
530 · Insurance Expense		
Auto	733.36	
Medical-Dental	10,418.83	
Total 530 · Insurance Expense		11,152.19

		Jan - Dec '08
535 · Investment Fair		
Hotel	20,117.89	
office exp	67.60	
Prizes	4,535.10	
Total 535 · Investment Fair		24,720.59
536 · Compliance Meetings		1,566.92
537 · Legal & Professional Fees		25,663.70
543 · Bonding Fee		2,984.50
544 · Regis Fees		2,343.57
545 · FINRA Expenses		
Advertising Review Fees	610.00	
Annual Fee	8,390.00	
Cont. Ed. Fee	1,800.00	
Disclosure Fee	1,470.00	
Fingerprint Fee	518.75	
Foreign Exam Fee	15.00	
Principal's Exams	75.00	
Registration	1,395.00	
Series 6 Exam	75.00	
Series 63 Exam	410.00	
State Regis Fee	950.00	
Termination Fee	440.00	
Total 545 · FINRA Expenses		16,148.75
549 · Office Expenses		13,637.98
552 · Phone		
Cellular Service	990.29	
Phone/Fax Calls	2,978.93	
Telekom - HD Office	3,410.29	
Verizon - MD Office	1,192.22	
Total 552 · Phone		8,571.73
555 · Computer Expenses		530.88
556 · Network Subscriptions		8,802.26
557 · Publications		806.57
560 · Postage - American		1,362.12
561 · Postage - German		2,580.77
562 · Printing		
Business Card Printing	590.51	
Total 562 · Printing		590.51
563 · Promotional Expense		
Office	175.00	
Total 563 · Promotional Expense		175.00
565 · Rent		
HD Office	22,760.11	
HD Parking	1,892.74	
HD Storage Facility	2,303.60	
MD Office	3,600.00	
MD Storage Facility	840.00	
Total 565 · Rent		31,396.45
571 · Training Expense		544.00
575 · Travel		
Air Fare	15,844.11	
Car Rental		
Gasoline	12.01	
Car Rental - Other	192.97	
Total Car Rental	204.98	
Hotel	5,998.51	
Meals & Entertainment	2,744.72	
Taxis	877.42	
Train Tickets	1,743.06	
Total 575 · Travel		27,412.80

	Jan - Dec '08	
576 · Utilities		7,537.93
600 · Exp - Integrated Benefits		11,488.88
6999 · Uncategorized Expenses		0.00
Total Expense		1,306,209.14
Net Ordinary Income		8,785.66
Other Income/Expense		
Other Income		
450 · Interest Income		
M & T Main Account	373.75	
M & T Special Account	28.89	
Total 450 · Interest Income		402.64
460 · MISC Income		77,874.62
485 · Gain/Loss on Exchange Rate		-334.95
Total Other Income		77,942.31
Other Expense		
580 · Taxes		
Einkommensteuer	35,894.32	
Gewerbesteuer	13,139.98	
Road Tax	962.12	
Social Services	20,389.86	
US Back Up Withholding	8.02	
US Income Tax	17,446.00	
Total 580 · Taxes		87,840.30
583 · FINRA Focus Assessment		5,835.67
584 · Gain/Loss on Disposal of Assets		518.60
585 · Contributions		1,194.10
590 · Bad Debt		317.89
999 · Wash Account for Special Acct		0.00
Total Other Expense		95,706.56
Net Other Income		-17,764.25
Net Income		**-8,978.59**

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2008 to December 31, 2008

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on a rolling monthly average of commissions received in the last twelve months. This accrual is reversed the following month when the actual commissions received are recorded. This accrual method was adopted with the assistance of the NASD audit team in September 2004.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

11. MISC INCOME consists of refunds of income and trade tax overpayments resulting from assessments from several prior tax periods.

12. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date which would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2008

Equity, Opening Balance, Janaury 1, 2008	$	261,546.74
Owner's Equity, January 1, 2008		6,917.81
Ownership Equity, January 1, 2008	$	268,464.55
Net Income (Loss), Year-to-Date		(8,978.59)
Additions (Deductions) and Adjustments, Year-to-Date		(13,536.67)
Ownership Equity, December 31, 2008	$	245,949.29

Integrated Financial Planning Services
Audited Net Capital Computation
December 31, 2008

Total ownership equity (o/e)	$ 245,949.29	Total Equity from Balance Sheet
Total o/e qualified for net capital	245,949.29	
Total cap & allowable subloans	245,949.29	

Total Assets from Balance Sheet	$342,676.33
Allowable Assets:	
Cash -M & T Main Op Acct	$203,091.98
Cash - Commerzbank	(5,735.67)
A/R Commissions from Fund Companies less than 30 days old	109,019.00
Less Allowable Assets	306,375.31
Non Allowable Assets	$ 36,301.02

Deductions &/or charges	
Total non-allowable assets	36,301.02
Net capital before haircuts	209,648.27
Haircuts on securities:	
Trading and investment sec:	
Other securities	-
Adjusted Net Capital	$ 209,648.27
Minimum Net Capital Requirement	$ 25,000.00
Aggregated Indebtedness	$ 96,727.04
AI to Net Capital Ratio	46.14%

Notes:	
Other securities	-
Other securities@15%	-
Net cap bef cut@.10%	-
* Additional Deduction	-

* (15% of the diff between total of Mutual Funds and 10% of Net Cap before haircut)

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2008

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, Integrated Financial Planning Services had net capital of $209,648 which was $184,648 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.46 to 1.

No material differences existed on the Broker/Dealers corresponding Part IIA Quarterly 17a-(5) Focus Report for the period ending December 31, 2008.

Stephen J. Staresinic
Certified Public Accountant
February 10, 2009

Integrated Financial Planning Services
Audited Statement of Cash Flow
December 31, 2008

Net Income		$	(8,978.59)
Adjustments:			
Depreciation Expense	4,373.69		
Loss on Disposed Assets	518.60		
(Increase)Decrease in A/R	28,347.12		
Increase(Decrease) in A/P	(19,844.91)		
(Increase)Decrease in Prepaid Exp.	14,715.00		
			28,109.50
Net Cash provided by operating activities			19,130.91
Purchase of Equipment	-		
Disposal of Equipment	-		
Capital Withdrawals & Adjustments	(13,536.67)		
			(13,536.67)
Net Increase(Decrease) to cash		$	5,594.24
CASH BEGINNING BALANCE, 1/1/2008			192,011.12
CASH ENDING BALANCE, 12/31/2008			197,605.36
Net change to cash		$	5,594.24
	Difference:		0.00

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2008 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2008 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen L. Staresinic, CPA
Certified Public Accountant
February 10, 2009

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SiPC

Main Office
Karlstraße 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 10, 2009

To Mr. Stephen J. Staresinic:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2008, and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, [as of February 10, 2009,] the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all financial records and related data.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17. There are no material weaknesses or inadequacies at December 31, 2008, or during the period January 1, 2009, to February 10, 2009, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18. Net capital computations, prepared by the Company during the period from January 1, 2008, through December 31, 2008, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Barry E. Swanson, President

Kathy P. Cuomo, Financial Operations Principal